MK



10035377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 2750
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd (Address), Encino (City) CA (State) 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2/16/10
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On 16th FEB, 2010 before me, Joe Cheng, Notary Public
(insert name and title of the officer)

personally appeared WILLIAM K. DOYLE,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


JOE CHENG
Commission No. 1685442
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires August 1, 2010

Signature  (Seal)



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2010

To Whom It May Concern:

Re: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC, and we performed their 2009 annual audit.

This letter is to confirm that the company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Rose, Snyder + Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Kerlin Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Kerlin Capital Group, LLC (a California limited liability company) (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financials statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 8, 2010

KERLIN CAPITAL GROUP, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2009

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-9
SUPPLEMENTARY SCHEDULE	
Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10-11



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 8, 2010

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 155,054
Accounts receivable, net of allowance for doubtful accounts of $0	15,000
Prepaid expenses	14,863
TOTAL CURRENT ASSETS	184,917
PROPERTY AND EQUIPMENT, at cost	
Computer equipment	81,857
Office furniture and equipment	241,931
Automobile	38,015
Leasehold improvements	35,310
	397,113
Less accumulated depreciation and amortization	326,301
NET PROPERTY AND EQUIPMENT	70,812
OTHER ASSETS	
Deposits	7,749
Investment in private company, note 1	50,000
TOTAL OTHER ASSETS	57,749
TOTAL ASSETS	$ 313,478

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 36,586
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBERS' EQUITY	276,892
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 313,478

See report of independent registered public accounting firm and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE, note 7	
Advisory fees	$ 3,261,050
Retainer fees	313,000
Other income	63,843
TOTAL REVENUE	3,637,893
EXPENSES	
Employee compensation and benefits	731,085
Occupancy	129,690
Other operating expenses	79,468
Communications and data processing	44,518
Travel and entertainment	28,801
Depreciation and amortization	22,367
Professional fees	12,018
Taxes	9,490
Parking	5,368
Interest and bank charges	470
TOTAL OPERATING EXPENSES	1,063,275
NET INCOME	$ 2,574,618

See report of independent registered public accounting firm and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance at January 1, 2009	$	256,074
Net income		2,574,618
Contributions from members		561,200
Distributions to members		(3,115,000)
Balance at December 31, 2009	$	276,892

See report of independent registered public accounting firm and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,574,618
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	22,367
Changes in assets - increase:	
Accounts receivable	55,583
Prepaid expenses	1,579
Changes in liabilities - increase:	
Accounts payable and accrued expenses	23,110
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,677,257
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(38,015)
NET CASH USED IN INVESTING ACTIVITIES	(38,015)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	561,200
Distributions to members	(3,115,000)
NET CASH USED IN FINANCING ACTIVITIES	(2,553,800)
NET INCREASE IN CASH	85,442
CASH, BEGINNING OF YEAR	69,612
CASH, END OF YEAR	$ 155,054
Supplementary disclosure:	
Franchise state taxes paid in cash	$ 5,800

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" FINRA broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. The Company has elected to defer the adoption of this guidance for its non-financial assets and liabilities. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2009 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Cash and cash equivalents	$ 155,054	$ -	$ -	$ 155,054
Investment in private company	-	-	50,000	50,000
Total assets	$ 155,054	$ -	$ 50,000	$ 205,054

During the year ended December 31, 2005, the Company invested in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2009.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2009:

Balance as of December 31, 2008	$ 50,000
Transfers in (out) of Level III	-
Net purchases (sales)	-
Net unrealized gains (losses)	-
Net realized gains (losses)	-
Balance as of December 31, 2009	$ 50,000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments Not Measured at Fair Value

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following is a schedule of future minimum rental payments required under operating leases for office space that has an initial and remaining non-cancelable lease term in excess of one year. The Company is also responsible for its share of operating expenses. This lease expires in August 2011.

Years Ending December 31,		
2010	$	75,605
2011	$	52,097

Total rent expense for the year ended December 31, 2009, with respect to office space, totaled $71,793.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. PENSION AND PROFIT-SHARING PLAN

In 2006, The Company adopted a discretionary 401(k) profit-sharing plan covering substantially all of its full-time employees. The Company paid contributions of $21,838 in 2009.

4. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain a net capital of not less than $5,000 at December 31, 2009. The net capital of the Company at December 31, 2009 amounted to $117,726.

5. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ending December 31, 2009 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(ii).

6. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customers

During the year ended December 31, 2009, the Company generated approximately 85% of its revenue from two clients.

Accounts receivable from one client accounted for 100% of total accounts receivable at December 31, 2009.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 8, 2010, the date the financial statements are available to be issued. The Company did not identify any material subsequent events requiring adjustment to the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total stockholders' equity	$ 276,892
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	276,892
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	276,892
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	70,812
Other assets	87,612
	158,424
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	118,468
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	742
Undue concentrations	-
Net Capital	$ 117,726

See report of independent registered public accounting firm.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2009

Aggregate indebtedness	$ -
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	36,586
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 36,586
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital at 1,500 percent	$ 112,726
Excess net capital at 1,000 percent	$ 114,067
Ratio: Aggregate indebtedness to net capital	0.31 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

See report of independent registered public accounting firm.